September 30, 2011

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2011 Filed June 30, 2011
File No. 001-15270

Dear Mr. Wiggins:

Thank you for your letter dated September 20, 2011, with respect to the above-referenced filing. We would be grateful if you could kindly direct all future correspondences in this regard to the undersigned.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by October 21, 2011. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa
Chief Financial Officer

cc:	Eric McPhee

(Division of Corporate Finance,

U.S. Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)

Tadayuki Matsushige

(Ernst & Young ShinNihon LLC)